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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                             RailAmerica, Inc.
                 ------------------------------------------
                              (Name of Issuer)

                               Common Stock
       --------------------------------------------------------------
                       (Title of Class of Securities)

                                750753-10-5
                -------------------------------------------
                               (CUSIP Number)

                          Franklyn B. Weichselbaum
                        6516 Via Rosa, Boca Raton 33433
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  5/15/96
                         --------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                    Name of Reporting Person
         1          S.S. or I.R.S. Identification No. of Above Person

                                        ALAN L. JACOBS
- --------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group*
                                                                    (a)  / /
                                                                    (b)  / /

- --------------------------------------------------------------------------------
         3          SEC Use Only

- --------------------------------------------------------------------------------
         4          Source of Funds*
- --------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings
                    is Required Pursuant to Items 2(d) or 2(e)
                                                                         [X]
- --------------------------------------------------------------------------------
         6          Citizenship or Place of Organization
                                         UNITED STATES
- --------------------------------------------------------------------------------
    Number of       7   Sole Voting Power
                            27,500 shares of Common Stock.  See Item 5.
- --------------------------------------------------------------------------------
      Shares        8   Shared Voting Power
                                            See Item 5.
- --------------------------------------------------------------------------------
   Beneficially     9   Sole Dispositive Power
   Owned by Each                            See Item 5.
- --------------------------------------------------------------------------------
 Reporting Person   10  Shared Dispositive Power
       With                                 See Item 5.
================================================================================
         11         Aggregate Amount Beneficially Owned by Each Reporting
                    Person

                          27,500 shares of Common Stock.  See Item 5.
- --------------------------------------------------------------------------------
         12         Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*
- --------------------------------------------------------------------------------
         13         Percent of Class Represented by Amount in Row (11)

                         0.5% of shares of Common Stock.  See Item 5.
- --------------------------------------------------------------------------------
         14         Type of Reporting Person* IN
================================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5_                      Page 3 of 11 Pages
- ----------------------------------                    --------------------------

================================================================================
                   Name of Reporting Person
         1         S.S. or I.R.S. Identification No. of Above Person

                                BOCA RATON CAPITAL CORPORATION
- --------------------------------------------------------------------------------
         2         Check the Appropriate Box if a Member of a Group*   (a)  / /
                                                                       (b)  / /

- --------------------------------------------------------------------------------
         3         SEC Use Only

- --------------------------------------------------------------------------------
         4         Source of Funds*
- --------------------------------------------------------------------------------
         5         Check Box if Disclosure of Legal Proceedings
                   is Required Pursuant to Items 2(d) or 2(e)               /X/

- --------------------------------------------------------------------------------
         6         Citizenship or Place of Organization
                                           FLORIDA

- --------------------------------------------------------------------------------
    Number of       7  Sole Voting Power
                                        None.  See Item 5.

- --------------------------------------------------------------------------------
      Shares        8  Shared Voting Power
                                           See Item 5.
- --------------------------------------------------------------------------------
   Beneficially     9  Sole Dispositive Power
   Owned by Each                           See Item 5.

- --------------------------------------------------------------------------------
 Reporting Person  10  Shared Dispositive Power
       With                                See Item 5.
================================================================================
         11         Aggregate Amount Beneficially Owned by Each Reporting
                    Person
                                      None.  See Item 5.
- --------------------------------------------------------------------------------
         12         Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*                                         / /
- --------------------------------------------------------------------------------
         13         Percent of Class Represented by Amount in Row (11)
                                      None.  See Item 5.
- --------------------------------------------------------------------------------
         14         Type of Reporting Person* OO
================================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 4 of 11 Pages
- ----------------------------------                    --------------------------


ITEM 1.   SECURITY AND ISSUER

     The class of security to which this Amendment No. 4 (the "Amendment") relates is the Common Stock, par value $.001 per share (the "Common Stock") of RailAmerica, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 301 Yamato Road, Suite 2222, Boca Raton, Florida 33431. This Amendment No. 4 supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 6, 1994, as amended by Amendment No. 1 ("Amendment No. 1") filed with the SEC on June 9, 1995, as amended by Amendment No. 2 ("Amendment No. 2") filed with the SEC on July 11, 1995, as amended by Amendment No. 3 ("Amendment No. 3") filed with the SEC on August 2, 1995.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This schedule is being filed by Boca Raton Capital Corporation ("BRCC"), a Florida corporation and Alan L. Jacobs (individually a "Reporting Person" and collectively, the "Reporting Persons") who collectively may be deemed a group beneficially owning approximately 0.5% of the outstanding shares of Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

     (b)-(c) Mr. Alan L. Jacobs is the Chief Executive Officer and President of BRCC. Mr. Jacobs is also Senior Managing Director of Capital Growth International LLC. A list of the directors and executive officers of BRCC is attached hereto as Schedule A. The principal occupation and principal business address of each director and executive officer of BRCC is also set forth on Schedule A. The principal business address and the address of the principal office of BRCC is 6516 Via Rosa, Boca Raton, Florida 33433.

     (d) None of the reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A, during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except:

          During an examination of BRCC by the staff of the Securities and Exchange Commission (the "Commission") in the third quarter of 1994, BRCC and the Commission determined that a majority of the members of the BRCC's Board of Directors (the "Board of Directors" or the "Board") were "interested persons" and, therefore, the Board of Directors had been improperly constituted under the Investment Company Act of 1940 (the "1940 Act").

          BRCC agreed to a Consent Order for Preliminary Injunction and Other Ancillary Relief (the "Consent Order"), dated September 6, 1994, which was entered by the United States District Court, Southern District of Florida (Civ. A. No. 94-8517; Judge Edward B. Davis, presiding)(the "Court"). Pursuant to the Consent Order, BRCC, and all directors, officers, employees and agents thereof, were preliminarily enjoined from taking virtually and action regarding BRCC or its assets, and Daniel H. Aronson, Esq., a shareholder with the Florida law firm of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., was appointed receiver (the "Receiver") for BRCC for a period of sixty (60) days. The term of the receivership was extended, by further Court orders until the later of March 7, 1995 or the date which was 10 days after a Special Meeting of Shareholders of BRCC held on February 10, 1995 (the "Election Meeting") for the purpose of electing a newly constituted board of directors of BRCC consistent with the provisions of the 1940 Act. The Receiver was dismissed and discharged by the Court on March 14, 1995. During the receivership, the Receiver had been granted full and exclusive power, duty and authority to administer and manage the business affairs, funds, assets, choses in action and other property of BRCC, and to take whatever actions were necessary, subject to the approval of the Court, for the protection of BRCC's shareholders and of shareholders' assets.

          On February 10, 1995, the Election Meeting was held and the shareholders elected Ronald L. Miller and Alan H. Weingarten as Class I directors, Robert H. Arnold as a Class II director and Alan L. Jacobs and C. Lawrence Rutstein as Class III directors. On March 14, 1995, the Court entered an order (the "Order") granting the motion of the Receiver to approve, among other things, the election of the newly constituted board of directors, the dismissal and discharge of the Receiver and the termination of the receivership created under the Consent Order. In accordance with the Order, the election of directors at the Election Meeting was effective as of Tuesday, March 14, 1995. Messrs. Miller, Weingarten, Arnold, Jacobs and Rutstein constitute the entire Board of Directors of BRCC and as such are a properly constituted board of directors pursuant to Section 56 of the 1940 Act. On May 22, 1995, the Commission filed a motion to dismiss the action (Civ. A No. 94-8517).

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 5 of 11 Pages
- ----------------------------------                    --------------------------


     (f) Alan L. Jacobs is a citizen of the United States. BRCC is a Florida corporation. To the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All transactions in the securities of the issuer were sales by BRCC.


ITEM 4.   PURPOSE OF TRANSACTION

     BRCC acquired and held shares of Common Stock of the Company for investment purposes only.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
     C U S I P  N o . 750753-10-5                       Page 6 of 11 Pages
- ----------------------------------                    --------------------------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As of May 17, 1996, Mr. Jacobs may be deemed to be the beneficial owner of an aggregate of 27,500 shares of Common Stock of the Company (the "Shares") which constituted 0.5% of the shares of Common Stock outstanding as of May 17, 1996 (based upon the number of shares of Common Stock outstanding as reported in the Company's financial statements for the quarterly period ending March 31, 1996). The Shares consist of 27,500 shares of Common Stock issuable upon exercise of presently exercisable options granted to, and individually held by, Mr. Jacobs (collectively, the "Options"). As of May 17, 1996, BRCC did not beneficially own any shares of Common Stock.

               Under the definition of "beneficial ownership" it is possible that executive officers and members of the Board of Directors of BRCC, in their capacities as such, might be deemed to be beneficial owners of the shares owned by BRCC, if any, and share the voting and dispositive powers with regard to such shares. Neither the filing of this statement nor any of its contents shall be construed as an admission that the executive officers or directors of BRCC were beneficial owners of any shares of Common Stock, either for purposes of Section 13(d) of the act or for any other purpose, and such beneficial ownership is expressly disclaimed.

               As of May 17, 1996, of the securities reported herein to be beneficially owned by the Reporting Persons, the following Reporting Persons had the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, such securities: Mr. Jacobs upon exercise thereof, has sole voting and dispositive power with respect to the shares underlying the Options.

     (c) No transactions in the class of securities reported herein were effected during the past sixty days except for the following sale in a privately negotiated transaction:

          (i) BRCC sold 375,000 shares on May 15, 1996 at approximately $3.42 per share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 7 of 11 Pages
- ----------------------------------                    --------------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a) Schedule A: Executive Officers and Directors of Boca Raton Capital Corporation.

     (b) Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities and Exchange Act of 1934, as amended, between Alan L. Jacobs and Boca Raton Capital Corporation.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 8 of 11 Pages
- ----------------------------------                    --------------------------


SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 1996

                              /s/ Alan L. Jacobs
                              ---------------------------------------------
                              Alan L. Jacobs


                              BOCA RATON CAPITAL CORPORATION


                              By:   /s/ Alan L. Jacobs
                                    ------------------------------------
                                    Alan L. Jacobs
                                    Chief Executive Officer

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 9 of 11 Pages
- ----------------------------------                    --------------------------

                               EXHIBIT INDEX


                                                      Sequentially Numbered Page
Exhibit No.         Title:                          on Which Exhibit Begins:
- -----------         ------                          ----------------------------


Schedule A:         Executive Officers and Directors of Boca               p. 10
                    Raton Capital Corporation.



1.                  Joint Filing Agreement pursuant to Rule 13d-1(f)(1)    p. 11
                    under the Securities and Exchange Act of 1934, as amended, between Alan L. Jacobs and Boca Raton Capital Corporation.

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 10 of 11 Pages
- ----------------------------------                    --------------------------


                                   Schedule A
                                   ----------

 Name and Address:                    Present Principal Occupation or
 ----------------                     -------------------------------
                                      Employment
                                      ----------

 Alan L. Jacobs                       Chief Executive Officer and
 c/o Boca Raton Capital Corporation   President of Boca Raton Capital
 6516 Via Rosa                        Corporation and Senior Managing
 Boca Raton, FL 33433                 Director of Capital Growth
                                      International LLC

 Franklyn B. Weichselbaum             Chief Financial Officer, Secretary
 6516 Via Rosa                        and Treasurer of Boca Raton Capital
 Boca Raton, FL  33433                Corporation

 Robert H. Arnold                     President of R.H. Arnold & Co.
 R.H. Arnold & Co.
 152 West 57th Street - 40th Floor
 New York, NY  10029

 Ronald L. Miller                     President of Miller Advisory Group
 Miller Advisory Corp.
 2601 Heron Lane North
 Clearwater, FL  34622

 C. Lawrence Rutstein                 President and Managing Director of
 CapQuest Partners, Inc.              CapQuest Partners, Inc. and counsel
 1515 Market Street, Suite 604        to the law firm of Ronald Bluestein
 Philadelphia, PA  19102              & Associates

 Alan H. Weingarten                   Chief Executive Officer of Alan H.
 Alan H. Weingarten & Associates,     Weingarten & Associates, Inc.
 Inc.
 21759 Club Villa Terrace
 Boca Raton, FL  33433

                                SCHEDULE 13D

- ----------------------------------                    --------------------------
    C U S I P  N o . 750753-10-5                       Page 11 of 11 Pages
- ----------------------------------                    --------------------------

                                  EXHIBIT

 Joint Filing Agreement (pursuant to Rule 13d-1(f)(1) under the Securities and Exchange Act of 1934, as amended)

          Each of the undersigned hereby agrees to be included in the filing of Amendment No. 4 to Schedule 13D dated May 22, 1996, with respect to issued and outstanding Common Stock of RailAmerica, Inc. beneficially owned by each of the undersigned.

Dated:    May 22, 1996


                                 /s/ Alan L. Jacobs
                                 ------------------------------------------
                                 Alan L. Jacobs



                                 Boca Raton Capital Corporation



                                 By:/s/ Alan L. Jacobs
                                    ---------------------------------------
                                     Alan L. Jacobs
                                     President and Chief Executive Officer